EXHIBIT 99.21



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                          BANRO ANNOUNCES STOCK SPLIT;
                     PROVIDES UPDATE ON EXPLORATION PROGRAM


Toronto, Canada - December 8, 2004 - Banro Corporation (the "Company") (TSX Venture Exchange - "BNR") announces that it intends to carry out a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company (the "Stock Split"). The Company's management believes that the Stock Split will benefit both the Company and its shareholders by increasing the market liquidity of the Company's shares.

The Stock Split was authorized by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004. The Company currently has 13,282,844 common shares outstanding and would therefore have 26,565,688 common shares outstanding after the Stock Split.

The record date for the purposes of the Stock Split has been fixed as the close of business on December 16, 2004. Accordingly, shareholders of record as of the close of business on December 16, 2004 will be provided with additional share certificates by the Company to reflect the split of their common shares. It is anticipated that the Company's common shares will commence trading on the TSX Venture Exchange on a split basis at the opening of business on December 14, 2004.

The Company also reports the first field camp was established at its Namoya project in the Democratic Republic of the Congo. Exploratory work, involving grid establishment, geological mapping, soil geochemical, and adit and trench geochemical sampling, is currently underway. Camp establishment will also be completed at Lugushwa during December with field work commencing in January. Drill rig mobilization will also be undertaken during January.

The Company is a Canadian listed gold exploration company focused on the development of its four wholly-owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

For further information,  please visit our website,  www.banro.com,  or contact:
Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.